# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crypto Co, CIK 0001688126
CUSIP: 22906C1027
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 23823 MALIBU ROAD, 23823 MALIBU ROAD, MALIBU, California (CA), 90265
Date of event which requires filing of this statement: 08/12/2025
Amends the filing with accession number 0001384911-24-000007
Filed by CIK 0001384911
Persons authorized to receive notices and communications: MARK ANDREW URAM, 1215 ALENE DR, PLAINFIELD, Illinois (IL), 60586-2224, 3123420782

## Reporting persons
- Uram Mark Andrew (CIK 0001384911): type of reporting person: individual (IN); citizenship or place of organization: Illinois (IL); source of funds: personal funds (PF); sole voting power 672,000,000; shared voting power 0; sole dispositive power 672,000,000; shared dispositive power 0; aggregate amount beneficially owned 672,000,000 (17.2% of the class)
  Comment: (1) The 672,000,000.00 shares of Common Stock beneficially owned by the Reporting Person consist of 672,000,000.00 shares of Common Stock directly owned by Mr. Mark Uram, held in the Street's Name, held at the DTC.
  
  (2) The aggregate percentage of Common Stock reported owned by the Reporting Person is based on the Issuer's calculation that it had 3,900,220,36.00 shares of Common Stock outstanding on August 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Crypto Co
Address of issuer's principal executive offices: 23823 MALIBU ROAD, 23823 MALIBU ROAD, MALIBU, California (CA), 90265
Comment: The class of securities to which this statement on Schedule 13D/A (Schedule 13D/A) relates is the Common Stock of The Crypto Company, a Nevada corporation (the Issuer), with a par value of $0.001 (the Shares). The address of the principal executive office of the Issuer is 23823 Malibu Road, # 50477, Malibu, California 90265.

## Item 2. Identity and Background
Name of person filing: Mark Andrew Uram
Residence or business address: 1215 Alene Drive, Plainfield, Illinois 60586
Present principal occupation or employment: Individual Investor
Criminal convictions in the last five years: The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation concerning such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: From July 12, 2024, to August 14, 2025, Mark Uram (the Reporting Person) purchased 672,000,000,00 Shares of Common Stock of The Crypto Company, a Nevada corporation (the Issuer), with a par value of $0.001 (the Shares), with personal funds. Shares are held in the Street's Name, at the DTC.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 3 above is incorporated into Item 4 by reference.

Subject to applicable legal requirements, the Reporting Person may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects, and financial condition, the demand for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Person's ownership of the Issuer's securities, other opportunities available to the Reporting Person, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Person may dispose of all or a portion of its securities of the Issuer at any time. The Reporting Person reserves the right to increase or decrease its holdings on such terms and times as it may decide.

Except as outlined in Item 4 and Item 6 below, the Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D/A of the Securities Exchange Act of 1934 (the Act). However, the Reporting Person reserves the right to propose or participate in future transactions that may result in one or more of such actions, including but not limited to an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Person also retains the right to change its investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by it (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions concerning the securities described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 of the cover page of this Schedule 13D/A for the aggregate number of Shares and percentage of issued and outstanding Shares owned by the Reporting Person. The percentage ownership is calculated based on the Issuer's calculation that it had 3,900,220,360.00 shares of Common Stock outstanding on August 12, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 11 and 13 of the cover page of this Schedule 13D/A for the aggregate number of Shares and percentage of issued and outstanding Shares owned by the Reporting Person. The percentage ownership is calculated based on the Issuer's calculation that it had 3,900,220,360.00 shares of Common Stock outstanding on August 12, 2025.
Transactions in the class effected during the past sixty days: Except as set forth herein and elsewhere in this Schedule 13D/A, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as outlined in this Schedule 13D/A, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person concerning any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer or its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

## Signatures
- Uram Mark Andrew: Uram Mark Andrew, Reporting Person (08/14/2025)